Exhibit 99.71

DHX Media provides Q1 analyst call details

HALIFAX, Nov. 12, 2013 /CNW/ - DHX Media Ltd. (TSX: DHX), a leading independent creator, producer, distributor and licensor of children's entertainment content is pleased to provide analyst call details.

Analyst call details

The Company will hold a conference call for analysts to discuss its Q1 2014 financial results on Friday, November 15th, 2013 at 10:00 am EDT, following the release of its financial results. Media and others may access this call on a listen-in basis. Conference call details are as follows:

To access the call, please dial +1(888)231-8191 toll-free or +1(647)427-7450 internationally. Please allow 10 minutes to be connected to the conference call. Passcode 99284420.

Replay: Instant replay will be available beginning approximately one hour after the call on +1(855)859-2056 toll free or +1(416)849-0833, and passcode 99284420, until midnight EDT Friday, November 22nd.

About DHX Media Ltd.:

DHX Media (www.dhxmedia.com) is a leader in the creation, production and licensing of family entertainment rights. DHX Media owns, markets and distributes 9,500 half hours of children's entertainment content, and exploits owned properties through its consumer products licensing business. DHX Media is recognized for brands such as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test and Super WHY!. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam and is listed on the Toronto Stock Exchange.

SOURCE: DHX Media Ltd.

%SEDAR: 00023380E

For further information:

David A. Regan - EVP, Corporate Development & IR

+1 902-423-0260

CO: DHX Media Ltd.

CNW 07:00e 12-NOV-13